Exhibit 2.1
AGREEMENT
CONCERNING NORTHWEST PRODUCTS SYSTEM
ASSET SALE AND PURCHASE AGREEMENTS

This AGREEMENT (“Agreement”) is dated as of 17 May 2013 between CHEVRON PIPE LINE COMPANY, a Delaware corporation (“CPL”), NORTHWEST TERMINALLING COMPANY, a Delaware corporation (“NWTC”, and together with CPL, “Seller”) and TESORO LOGISTICS NORTHWEST PIPELINE LLC, a Delaware limited liability company (“TLNP”) and TESORO LOGISTICS OPERATIONS LLC, a Delaware limited liability company (“TLO”, and together with TLNP, “Buyer”).

RECITALS

A.
CPL and TLNP have previously entered into that certain Asset Sale and Purchase Agreement, dated as of December 6, 2012, as amended (the “Pipeline ASPA”) pursuant to which CPL agreed to sell, and TLNP agreed to purchase the Northwest Products Pipeline System (as defined in the Pipeline ASPA).

B.
NWTC and TLO have previously entered into that certain Asset Sale and Purchase Agreement, dated as of December 6, 2012 (the “Terminal Assets ASPA”, and together with the Pipeline ASPA, the “ASPAs”) pursuant to which NWTC agreed to sell, and TLO agreed to purchase the Terminal Assets (as defined in the Terminal Assets ASPA).

C.
The Parties acknowledge the occurrence of a spill incident from the Northwest Products Pipeline System near Willard, Utah on March 18, 2013 (the “Incident”), and further acknowledge the following in connection with the Incident:

(1)
Since activities under the PHMSA Corrective Action Order (“CAO”) issued on March 27, 2013, activities under the Department of Environmental Quality (“DEQ”) Notice of Violation (“NOV”) issued on April 11, 2013, and potentially other regulatory orders and requirements will extend beyond the Closing Date, Seller and Buyer will need to cooperate to achieve an orderly transition of responsibilities for compliance with the CAO, NOV, and other regulatory orders and requirements imposed by any local, state or federal agency or other Government Authority (“Compliance Obligations”).

(2)	This Agreement is supplemental to the ASPAs and does not amend the ASPAs or change any terms or conditions of the ASPAs in any way unless expressly provided herein.

D.	Seller and Buyer desire to supplement certain provisions of the ASPAs as set out in this Agreement.

E.
In consideration of the mutual promises set out in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is acknowledged, Seller and Buyer agree to be bound by the terms of this Agreement.

Side Agreement to Northwest Products Pipeline System ASPAs
2013 05 17

AGREEMENT

1.	DEFINITIONS.

1.1	Capitalized terms used but not defined in this Agreement have the meanings provided in the ASPAs.

2.	COMPLIANCE OBLIGATIONS.

2.1	PHMSA Compliance Obligations:

(A)
Seller will be responsible for completing the hydrostatic test as specified in paragraphs 2(c) and 2(d) of the CAO; and Seller will undertake any repairs arising from line failures resulting from such hydrostatic testing, whether such hydrostatic testing occurs before or after the Closing Date.

(B)	Seller will be responsible for completing the Metallurgical Testing specified in paragraph 6 of the CAO, whether such actions occur before or after the Closing Date.

(C)	Seller will be responsible for completing the Root Cause Failure Analysis specified in paragraph 7 of the CAO, whether such analysis is completed before or after the Closing Date.

(D)
Seller will be responsible for completing the Emergency Response reporting specified in paragraph 8 of the CAO prior to the Closing Date. Buyer will be responsible for completing any Emergency Response reporting specified in paragraph 8 of the CAO after the Closing Date.

(E)	Seller will be responsible for completing the Record Verification specified in paragraph 9 of the CAO, whether such actions occur before or after the Closing Date.

(F)
Buyer will be responsible for performing the Inline Inspection specified in paragraph 10 of the CAO, whether such actions occur before or after the Closing Date. Seller will provide technical assistance during the inspection as part of the Transition Services Agreement, and Buyer agrees to consult with Seller in respect of the foregoing through and until the Closing Date.

(G)	Seller will be responsible for submitting the first quarterly report specified in the “Other Requirements” of the CAO which is due on June 22, 2013.

(H)
In consultation with Seller or Seller’s consultants, Buyer will assume Reporting requirements specified in the “Other Requirements” section of the CAO after the first quarterly report (which are due commencing on June 22, 2013) except for those items that Seller expressly undertakes responsibility for reporting after the Closing Date under this Agreement.

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(I)	Responsibility for any PHMSA Compliance Obligations under the CAO which are not expressly undertaken by Seller will be assumed by Buyer commencing on the Closing Date.

(J)
The Parties will cooperate with and provide information to the other Party to allow each Party to complete the PHMSA Compliance Obligations under its responsibility. Such cooperation and information sharing shall be at each party’s sole cost.

2.2	DEQ Compliance Obligations:

(A)
Seller will be responsible for preparing the “Incident Response and Clean-Up Action Report” specified in Section E paragraph 3 of the NOV in consultation with Buyer or Buyer’s consultants. Seller will be responsible for implementing all incident response, monitoring, clean-up and waste disposal actions, as proposed and finally approved by DEQ (the “Incident Response and Clean-Up Actions”), which Seller shall conduct with reasonable diligence, until the expiration of two years after the Closing Date and for preparing the “Final Clean-Up Report” specified in Section E paragraph 4 of the NOV if all remaining Incident Response and Clean-Up Actions have been completed within two years from the Closing Date. Buyer will be responsible for implementing any remaining Incident Response and Clean-Up Actions after two years from the Closing Date.

(B)
Buyer will be responsible for preparing the “Final Clean-Up Report” specified in Section E paragraph 4 of the NOV in consultation with Seller or Seller’s consultants, but only if any remaining Incident Response and Clean-Up Actions have not been completed within two years from the Closing Date.

(C)	Responsibility for any DEQ Compliance Obligations under the NOV which are not expressly undertaken by Buyer will be retained by Seller.

(D)
The Parties will cooperate and provide information to the other Party to allow each Party to complete the DEQ Compliance Obligations under its responsibility. Such cooperation and information sharing shall be at each party’s sole cost.

2.3	Reporting Obligations:

(A)
For a period of two years after the Closing Date, the Parties shall provide each other with written monthly reports setting forth detailed information with respect to any and all material communications and discussions with Government Authorities, or otherwise, relating to the Incident.

3.	FINES, PENALTIES, AND PROJECTS.

3.1
Seller shall pay any monetary fines and penalties assessed by any Government Authority against Buyer or Seller arising from the Incident (“Relevant Fines”), but excluding any fines or penalties due to Buyer’s failure to comply with its responsibilities under the CAO, the NOV, or any other Government Authority order or requirement.

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3.2
Seller shall implement and pay costs associated with mitigation projects, improvement projects, wetlands and wildlife restoration, supplemental environmental projects (relating to environmental restoration or remediation), or any other environmental costs, damages, or projects arising from or associated with the Incident and which are set forth in any agreement with or order by a Government Authority, or other such projects to which Seller voluntarily commits to undertake, under any agreement between Seller and a private third party (collectively, “Seller Projects”), which shall remain Seller’s exclusive responsibility. For the purposes of this Agreement, the term Seller Projects does not include Incident Response and Clean-Up Actions which are otherwise addressed in Section 2.2(A). Seller shall bear all legal costs and fees associated with Seller Projects.

3.3
Buyer shall implement and pay costs incurred or accruing on or after the Closing Date and associated with mitigation projects, improvement projects, supplemental environmental projects (relating to operational risks or other risk mitigation measures for the Northwest Products Pipeline System), or any other costs, damages, or projects arising from or associated with the Incident and which are set forth in any agreement with or order by a Government Authority, or other such projects to which Buyer voluntarily commits to undertake under any agreement between Buyer and a private third party, and which relate to the condition or operation of the Northwest Products Pipeline System (collectively, “Buyer Projects”). For the purposes of this Agreement and by way of example, the term Buyer Projects includes, but is not limited to, the (A) relocation of pipeline or appurtenant facilities, (B) construction of berms, vaults, and other containment structures or devices, (C) installation or removal of valves and appurtenant facilities, (D) installation of engineered structures to protect water supplies whether or not appurtenant to pipeline facilities, (E) enhanced leak detection, monitoring, or site surveillance systems, and (F) the making of any other improvement or change to the Northwest Products Pipeline System as currently configured. For the purposes of this Agreement, the term Buyer Projects does not include Incident Response and Clean-Up Actions which are otherwise addressed in Section 2.2(A) and Section 2.2(B). Buyer shall bear all legal costs and fees associated with Buyer Projects.

3.4
After the Closing Date, Buyer will provide Seller site access in order to conduct the site clean-up, site remediation, mitigation projects, and environmental monitoring specified in this Agreement, pursuant to an access or license agreement in form and substance reasonably satisfactory to the Parties.

4.	ENGAGEMENT WITH GOVERNMENT AUTHORITIES.

4.1
Seller will retain responsibility for negotiating with Government Authorities concerning the Relevant Fines and remediation, Seller Projects, and Buyer Projects arising from the Incident for a period of two years following the Closing Date. During this two year period, Seller shall obtain Buyer’s consent regarding any Buyer Projects or other terms that could increase Buyer’s liabilities, costs or burdens and which form part of any settlement or compliance agreement with Government Authorities arising from the Incident or from the operation or condition of the Northwest Products Pipeline System; provided, that Buyer’s consent shall not be unreasonably withheld, delayed, or conditioned, having due regard to Buyer’s obligation to undertake Buyer Projects, as specified in Section 3.3.

Side Agreement to Northwest Products Pipeline System ASPAs
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4.2
Upon expiration of the two-year period specified in Section 4.1, Buyer will assume the responsibility for negotiating all of the matters in Section 4.1 with Government Authorities, provided that Buyer shall obtain Seller’s consent regarding any Relevant Fines, as well as any Seller Projects or other terms that could increase Seller’s liabilities, costs or burdens and which form part of any settlement or compliance agreement negotiated by Buyer with any Government Authority arising from the Incident or from the operation or condition of the Northwest Products Pipeline System; provided that Seller’s consent shall not be unreasonably withheld, delayed, or conditioned, having due regard to Seller’s obligation to bear all Relevant Fines, as specified in Section 3.1, as well as to undertake Seller Projects, as specified in Section 3.2.

4.3
Buyer agrees to enter into a Compliance Agreement, Administrative Order on Consent, or other similar agreement with PHMSA, the Utah Department of Environmental Quality, or other Governmental Authority in which Buyer assumes Compliance Obligations to the extent set forth in this Agreement.

5.	AMENDMENT TO PURCHASE PRICE.

5.1
Seller and Buyer agree that in consideration of the terms set forth in this Agreement, the “Consolidated Purchase Price” shall be revised to Three Hundred Fifty-Five Million Dollars (US$355,000,000). Accordingly, the following amendments shall be made to the ASPAs:

(A)	The definition of “Consolidated Purchase Price” in the Pipeline ASPA is amended to read as follows:
“Consolidated Purchase Price” means Three Hundred Fifty Five Million Dollars (US$355,000,000), which represents the Purchase Price under this Agreement and the Purchase Price in the Terminal Assets ASPA.

(B)	Section 3.1 of the Pipeline ASPA is amended to read as follows:
3.1 Purchase Price. As consideration for the sale of the Assets, Buyer shall pay to Seller or its designee the sum of Two Hundred Seventy Million Dollars (US$270,000,000) (the “Purchase Price”).

(C)	The definition of “Consolidated Purchase Price in the Terminal Assets ASPA is amended to read as follows:
“Consolidated Purchase Price” means Three Hundred Fifty Five Million Dollars (US$355,000,000), which represents the Purchase Price under this Agreement and the Purchase Price in the Pipeline ASPA.

6.	EXTENSION OF TERMINATION DATE

6.1
Section 4.1 of each of the ASPAs, as previously amended, is amended by deleting the reference to June 1, 2013 as the “Final Closing Date” and replacing such reference with July 1, 2013 as the Final Closing Date. The Parties further agree to a targeted Closing date of June 13, 2013.

Side Agreement to Northwest Products Pipeline System ASPAs
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7.	GENERAL.

7.1	Except as expressly set forth in this Agreement, the terms and provisions of the ASPAs remain in full force and effect as originally written.

7.2	The Parties shall exclusively and finally resolve any Dispute between them concerning this Agreement using direct negotiations, mediation and arbitration as set out in the ASPAs.

7.3
The terms of this Agreement shall be held confidential by the Parties and shall not be divulged in any way to any Third Party by any Party without the prior written approval of the other Parties; provided that a Party will be permitted to disclose or divulge the terms of this Agreement as may be necessary or appropriate in accordance with applicable law, as determined in good faith.

7.4
This Agreement is governed, construed, interpreted, enforced and the relations between the parties determined in accordance with the laws of the State of Texas, without regard to its choice of law rules.

7.5
This Agreement may be executed in any number of counterparts, each of which will be deemed an original of this Agreement, and which together will constitute one and the same instrument. Neither Party will be bound to this Agreement unless and until both parties have executed a counterpart.

Side Agreement to Northwest Products Pipeline System ASPAs
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The Parties have executed this Agreement in triplicate as evidenced by the following signatures of authorized representatives of the Parties:

CHEVRON PIPE LINE COMPANY		TESORO LOGISTICS NORTHWEST PIPELINE LLC

Signature:		Signature:

/s/ RANDALL L. CURRY		/s/ PHILLIP M. ANDERSON

Name:	Randall L. Curry	Name:	Phillip M. Anderson

Title:	President	Title:	President

NORTHWEST TERMINALLING COMPANY		TESORO LOGISTICS OPERATIONS LLC

Signature:		Signature:

/s/ WILLIAM P. LACOBIE		/s/ PHILLIP M. ANDERSON

Name:	William P. Lacobie	Name:	Phillip M. Anderson

Title:	President	Title:	President

Side Agreement to Northwest Products Pipeline System ASPAs
2013 05 17